November 19, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel, and Mining
100 F Street, Northeast
Washington, DC 20549

Re:	Viña Concha y Toro S.A.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed May 1, 2014
File No. 1-13358

Dear Ms. Jenkins,

On behalf of Viña Concha y Toro S.A. (the "Company"), we are responding to your letter dated November 5, 2014 regarding the review of the above-referenced filing. Based on a telephonic discussion on November 19, 2014 between Jessica Munitz of Latham & Watkins LLP, counsel to the Company, and John Archfield of the Staff of the Division of Corporation Finance (the "Staff"), we hereby confirm that the Company expects to respond to the Staff's comment letter on or before December 1, 2014.

If you have any questions or comments with regard to this response or other matters, please call Patricio Garreton Kreft or Gregorio Binda Vergara or the undersigned at (56) 2-2476-5768.

Very truly yours,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Viña Concha y Toro S.A.